Exhibit 1
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E-CRUITER.COM INC. LOGO


         E-Cruiter.com Joins Headhunter.net's Certified Partner Program

     Provides Companies with Seamless Integration and Real Time Job Posting


OTTAWA, Ontario - June 12, 2001 - E-Cruiter.com Inc. (NASDAQ - ECRU) -- a leading provider of human capital management solutions, today announced Headhunter.Net, Inc., a leading U.S. online recruiting and job awareness network, as its newest posting destination. The agreement will provide increased reach for North American clients using E-Cruiter.com's Web-based hiring management services.

"Our alliance with Headhunter.Net is another exciting milestone in our strategy to grow our network of premium posting sites which E-Cruiter clients are able to seamlessly access," said Michael Mullarkey, President and CEO, E-Cruiter.com. " We are truly pleased to be a Certified Partner of Headhunter.Net."

Under the terms of the agreement, Headhunter.Net will be promoting E-Cruiter.com's offerings to their customer base directly from the Employer Home Page. The Certified Partners Program gives E-Cruiter clients assured compatibility between Headhunter.net and the E-Cruiter hiring management software for seamless integration of real time job posting.

"Headhunter.Net has earned a reputation for dependability and results among job seekers and employers posting jobs," said Mullarkey. "That translates to real value for our customers who are sourcing talent throughout North America."

About E-Cruiter.com Inc.
E-Cruiter.com Inc. (NASDAQ: ECRU) is a leading provider of Web-enabled tools and professional services for Human Capital Management (HCM). Offering a diversified suite of high-tech and high-touch services to address the full lifecycle of the employer/employee relationship, E-Cruiter.com ensures more effective management of corporate assets via automation and outsourcing. E-Cruiter.com's HCM technology backbone enables companies to streamline the management of enterprise human capital processes including recruitment, assessment, deployment, development and career transitions. The company's expertise has motivated many blue-chip organizations such as Bell Canada, the Toronto Stock Exchange, SAS Institute (Canada) Inc., Watson Wyatt Worldwide and Sony Music Canada to select E-Cruiter. For more information visit http://www.ecruiter.com or call toll free 1-877-ECRUITER (327-8483).

About Headhunter.Net
Headhunter.net (NASDAQ: HHNT), a leading national online recruiting and job awareness network and the sole-provider of jobs to Yahoo! Careers, empowers candidates and corporations to manage the job search process. The site features more than two million resumes and jobs representing over 10,000 of the nation's

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top employers across virtually every industry. Attracting more than six million job seeker visits a month, Headhunter.net distinguishes itself by providing job seekers privacy when searching and applying for jobs, and allows job seekers and job posters to manage and track the visibility and performance of their listings. Headhunter.net is based in Atlanta, GA with offices nationwide. For more information visit: http://www.headhunter.net.

Except for the factual information contained in this press release, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, certain of the matters regarding product and services and market dynamics herein may constitute forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those set forth in the forward-looking statements. Factors that might cause such a difference include changes in technology and industry standards, increased competition and market acceptance of the Company's products and services and those of its competitors.

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E-Cruiter.com Media Contacts:
Kim Layne                                   Maggie O'Lett-Patterson
E-Cruiter.com                               High Road Communications
Tel: 613-236-2263 ext. 266                  A Fleishman-Hillard Company
E-mail: kim.layne@ecruiter.com              Tel: 613-236-0909 ext. 314
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                                            E-mail: molett@highroad.com
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Investor Relations Contacts:
Tammie Brown                                Craig Armitage
E-Cruiter.com                               Fleishman-Hillard
Tel: 613-236-2263 ext. 263                  Tel: 416-214-0701 ext. 322
E-mail: tammie.brown@ecruiter.com           E-mail: armitagc@fleishman.com
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